UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 15, 2025

Commission File Number: 001-42565

BELIVE HOLDINGS

(Exact name of Registrant as specified in its charter)

26A Ann Siang Road

#03-00

Singapore 069706

(Address of principal executive offices)

Kenneth Teck Chuan Tan Chief Executive Officer

Telephone: +65 9090 5788

Email:kenneth.tan@belive.sg

26A Ann Siang Road

#03-00

Singapore 069706

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report on Form 6-K is being filed to amend the Form 6-K filed on December 11, 2025, to reflect a change in both the record date and the meeting date for the Annual General Meeting (“AGM”) of BeLive Holdings (the Company”). The meeting date will be on December 29, 2025, and it will be held at 11:00 a.m.(Singapore time). The record date for members entitled to vote has been changed to December 12, 2025 for those members entitled to vote at the AGM.

ANNUAL GENERAL MEETING OF MEMBERS

The AGM will be held at 11:00 a.m., local time, on December 29, 2025 at the office of the Company located at 26 Ann Siang Road, #03-00, Singapore. Members of record at the close of business on December 12, 2025 will be entitled to vote at the AGM. Members with questions about how to vote their shares should contact Abdul Latif Bin Zainal at latif.sim@belive.sg. or at +65 9090 5788.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELIVE HOLDINGS (Registrant)

Date: December 15, 2025	By:	/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan, Chief Executive Officer